EXHIBIT 99.1

Himax Reports First Quarter 2008 Results

 * First quarter 2008 gross margin increased to 25.3% -- marks sixth consecutive quarter of improvement

 * Better-than-expected profit -- EPS of $0.18, 100% growth
   year-over-year

TAINAN, Taiwan, April 29, 2008 (PRIME NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the first quarter ended March 31, 2008.

Net revenues for the first quarter of 2008 was $231.6 million, representing 25.3% growth year-over-year and a 13.3% decline sequentially.

Gross margin was 25.3% in the first quarter of 2008, up 580 basis points year-over-year and up 60 basis points sequentially.

Operating margin was 13.7% in the first quarter of 2008. Operating income was $31.7 million, up from $16.8 million in the same period last year, and down from $42.4 million in the previous quarter.

Net income for the first quarter of 2008 was $34.1 million, up from $18.0 million in the same period last year, and down from $46.0 million in the previous quarter. This represents earnings per diluted share of $0.18, compared to $0.09 in the first quarter of 2007, and $0.23 in the fourth quarter of 2007.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating margin was 14.9% in the first quarter of 2008. Non-GAAP operating income was $34.6 million, up from $19.2 million in the same period last year, and down from $44.4 million in the previous quarter.

Non-GAAP net income was $37.0 million, up from $20.4 million in the same period last year, and down from $48.0 million in the previous quarter. This represents earnings per diluted share of $0.19, compared to $0.10 in the first quarter of 2007, and $0.24 in the fourth quarter of 2007.

Share-based compensation was $2.4 million, compared to $1.5 million in the first quarter of 2007, and $1.6 million in the fourth quarter of 2007. Acquisition-related charges were $0.5 million, compared to $0.9 million in the first quarter of 2007, and $0.5 million in the fourth quarter of 2007.

Reconciliation of gross margin, operating margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "The appreciation of NT dollars had relatively little impact on our financials, as virtually all of our revenues and costs of goods sold are priced in U.S. dollars and we keep and report our books in U.S. dollars. Our first quarter revenues, gross margin and EPS all came in above our guidance. Our revenues declined by 13.3% sequentially, which reflects the seasonally lower demand in the first quarter and fewer working days in the holiday month of February. We were able to improve our gross margin for the sixth consecutive quarter, which was the result of our continued efforts in reducing our unit cost that more than offset our ASP decline."

Mr. Wu continued, "We maintain an optimistic long term view for our non-driver products, which include LCOS microdisplays, timing controllers, monitor scalers, TV chipsets, and power management ICs. We are encouraged by the progress we made in these product segments over the past couple of quarters. Some of these products, such as timing controller, are already in mass production and we have continued to be awarded with new design-wins. In other product areas we are either in early stage of mass production or undergoing advanced stage of anchor customer design-in. We continue to allocate a significant amount of engineering resources to all these new product areas. Upon mass production, all of them will enjoy higher gross margins as compared to display driver IC products."

Looking forward, Mr. Wu added, "We expect revenues to increase sequentially in the second quarter of 2008, primarily due to normal seasonality in the second quarter. We expect revenues to grow by around mid- to high- single digit, gross margin to remain flat or decline within one percentage point and diluted GAAP EPS to be in the range of $0.16 - $0.18."

Investor Conference Call / Webcast Details

The Company's management will review detailed first quarter 2008 results on Tuesday, April 29, 2008 at 7:00 PM EDT (7:00 AM, Wednesday, April 30, Taiwan time). The conference call-in number is +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 281980.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, and Matsusaka, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including its Form 20-F dated June 22, 2007, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                      Himax Technologies, Inc.
        Unaudited Condensed Consolidated Statements of Income
  (These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP.)
    (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                               Three
                                                               Months
                                              Three Months     Ended
                                             Ended March 31,  Dec. 31,
                                             2008      2007     2007
                                            -------  -------  --------
 Revenues
  Revenues from third parties, net          $77,461  $75,836  $101,195
  Revenues from related parties, net        154,127  109,055   165,905
                                            -------  -------  --------
                                            231,588  184,891   267,100
                                            -------  -------  --------

 Costs and expenses:
  Cost of revenues                          172,949  148,830   201,255
  Research and development                   20,546   14,800    17,607
  General and administrative                  3,870    3,000     3,790
  Sales and marketing                         2,558    1,501     2,080
                                            -------  -------  --------
   Total costs and expenses                 199,923  168,131   224,732
                                            -------  -------  --------

 Operating income                            31,665   16,760    42,368
                                            -------  -------  --------

 Non operating income (loss):
 Interest income                                777    1,382     1,108
 Foreign exchange gains (losses), net         1,370     (490)      164
 Other income, net                               92       42       209
                                            -------  -------  --------
                                              2,239      934     1,481
                                            -------  -------  --------
 Income before income taxes and minority
  interest                                   33,904   17,694    43,849
 Income tax expense (benefit)                   702       --    (1,860)
                                            -------  -------  --------
 Income before minority interest             33,202   17,694    45,709
 Minority interest, net of tax                  935      325       253
                                            -------  -------  --------
 Net income                                 $34,137  $18,019   $45,962
                                            =======  =======  ========

 Basic earnings per ordinary share and ADS    $0.18    $0.09     $0.23
                                            =======  =======  ========
 Diluted earnings per ordinary share and ADS  $0.18    $0.09     $0.23
                                            =======  =======  ========

 Basic Weighted Average Outstanding Shares  191,542  195,761   196,327
 Diluted Weighted Average Outstanding
  Shares                                    192,429  195,968   197,264

                    Himax Technologies, Inc.
            Unaudited Supplemental Financial Information
               (Amounts in Thousands of U.S. Dollars)

 The amount of share-based compensation
 included in applicable costs and expenses
 categories is summarized as follows:                           Three
                                                 Three Months   Months
                                                     Ended      Ended
                                                  March 31,    Dec. 31,
                                                 2008    2007    2007
                                                ------  ------  ------
 Share-based compensation
  Cost of revenues                                 $28     $25     $17
  Research and development                       1,872   1,187   1,210
  General and administrative                       233     151     162
  Sales and marketing                              241     156     170
                                                ------  ------  ------
 Total                                          $2,374  $1,519  $1,559
                                                ======  ======  ======

 The amount of acquisition-related charges
  included in applicable expenses categories is
  summarized as follows:

  Research and development                        $240    $789    $210
  Sales and marketing                              289      98     251
                                                ------  ------  ------
 Total                                            $529    $887    $461
                                                ======  ======  ======

                      Himax Technologies, Inc.
           Unaudited Condensed Consolidated Balance Sheets
    (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                          March 31, Dec. 31,  March 31,
                                            2008      2007      2007
                                          --------  --------  --------
 Assets
 Current assets:
 Cash and cash equivalents                $125,835   $94,780  $111,838
 Marketable securities available-for-sale   15,216    15,208    12,783
 Restricted cash equivalents and
  marketable securities                      2,049        97       106
 Accounts receivable, less allowance for
  doubtful accounts, sales returns and
  discounts                                 85,795    88,682   108,147
 Accounts receivable from related parties,
  less allowance for doubtful accounts,
  sales returns and discounts              179,801   194,902   105,740
 Inventories                               122,437   116,550   119,379
 Deferred income taxes                      13,520    12,671     7,401
 Prepaid expenses and other current
  assets                                     9,420    15,371    10,276
                                          --------  --------  --------
 Total current assets                     $554,073  $538,261  $475,670
                                          --------  --------  --------
 Property, plant and equipment, net         46,523    46,180    45,767
 Deferred income taxes                      22,109    20,725    11,964
 Goodwill                                   22,331    22,331    28,565
 Intangible assets, net                     12,185    12,721     7,300
 Investments in non-marketable securities   11,619     7,138       817
 Refundable deposits and prepaid pension
  costs                                        874       859       618
                                          --------  --------  --------
                                           115,641   109,954    95,031
                                          --------  --------  --------
 Total assets                             $669,714  $648,215  $570,701
                                          ========  ========  ========

 Liabilities, minority interest and
  stockholders' equity
 Current liabilities:

 Accounts payable                         $135,163  $147,221  $121,459
 Income tax payable                         21,106    19,146    12,150
 Other accrued expenses and other current
  liabilities                               19,106    19,232    16,987
                                          --------  --------  --------
 Total current liabilities                $175,375  $185,599  $150,596
 Accrued pension liability                    $233      $218      $196
                                          --------  --------  --------
 Total liabilities                        $175,608  $185,817  $150,792
                                          --------  --------  --------
 Minority interest                          $8,296   $11,089    $1,980
                                          --------  --------  --------
 Stockholders' equity:
 Ordinary shares, US$0.0001 par value,
  500,000,000 shares authorized;
  190,905,649, 191,979,691, and
  197,656,063 shares issued and
  outstanding at March 31, 2008,
  December 31, 2007, and March 31, 2007,
  respectively                                  19        19        20
 Additional paid-in capital                235,402   235,894   257,678
 Accumulated other comprehensive
  income(loss)                                 849        (7)     (305)
 Unappropriated retained earnings          249,540   215,403   160,536
                                          --------  --------  --------
 Total stockholders' equity               $485,810  $451,309  $417,929
                                          --------  --------  --------
 Total liabilities, minority interest and
  stockholders' equity                    $669,714  $648,215  $570,701
                                          ========  ========  ========

                      Himax Technologies, Inc.
      Unaudited Condensed Consolidated Statements of Cash Flows
               (Amounts in Thousands of U.S. Dollars)

                                                                Three
                                               Three Months     Months
                                                  Ended         Ended
                                                 March 31,     Dec. 31,
                                              2008      2007     2007
                                             -------  -------  -------

 Cash flows from operating activities:
 Net income                                  $34,137  $18,019  $45,962
 Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization                2,939    2,026    2,892
  Write-off of in-process research and
   development                                    --      700       --
  Share-based compensation expenses            2,374    1,519    1,559
  Minority interest, net of tax                 (935)    (325)    (253)
  Loss (gain) on disposal of property, plant
   and equipment                                  (6)      35       --
  Gain on disposal of long-lived assets held
   for sale                                     (113)      --       --
  Gain on sale of subsidiary shares and
   investments in non-marketable securities,
   net                                           (64)     (21)    (160)
  Gain on sale of marketable securities, net      (6)     (30)     (28)
  Deferred income taxes                       (2,167)      --  (13,891)
  Inventories write downs                      5,099    2,719    3,754
 Changes in operating assets and liabilities:
  Accounts receivable                          2,919    6,084   12,698
  Accounts receivable from related parties    15,105   11,514  (16,708)
  Inventories                                (10,923) (20,404)   5,686
  Prepaid expenses and other current assets    5,830      (85)  (1,912)
  Accounts payable                           (12,083)     416  (12,988)
  Income tax payable                           1,960       --   11,813
  Other accrued expenses and other current
   liabilities                                  (109)  (6,290)   2,826
                                             -------  -------  -------
   Net cash provided by operating activities  43,957   15,877   41,250
                                             -------  -------  -------

 Cash flows from investing activities:
  Purchase of property, plant and equipment   (2,263)  (6,483)  (3,138)
  Proceeds from sale of property, plant and
   equipment and long-lived assets held for
   sale                                          264       --        3
  Purchase of available-for-sale marketable
   securities                                (22,550) (17,581) (11,028)
  Sales and maturities of available-for-sale
   marketable securities                      22,957   13,639   12,002
  Cash acquired (paid) in acquisition             --    6,197      (36)
  Proceeds from sale of subsidiary shares
   and investments in non-marketable
   securities by Himax Technologies Limited        9       34      253
  Purchase of investments in non-marketable
   securities                                 (4,481)      --   (4,531)
  Purchase of subsidiary shares from
   minority interest                             (29)     (17)    (120)
  Increase in refundable deposits                (26)     (16)     (20)
  Release (pledge) of restricted cash
   equivalents and marketable securities      (1,952)       2      100
                                             -------  -------  -------
   Net cash used in investing activities      (8,071)  (4,225)  (6,515)
                                             -------  -------  -------

                      Himax Technologies, Inc.
      Unaudited Condensed Consolidated Statements of Cash Flows
               (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                             Three Months      Ended
                                            Ended March 31,   Dec. 31,
                                            2008      2007      2007
                                          --------  --------  --------
 Cash flows from financing activities:
  Distribution of cash dividends               $--       $--  $(39,710)
  Proceeds from issuance of new shares by
   subsidiaries                                 89     1,217     8,307
  Payments to acquire of ordinary shares
   for retirement                           (5,364)  (10,841)  (27,879)
                                          --------  --------  --------
   Net cash used in financing activities    (5,275)   (9,624)  (59,282)
                                          --------  --------  --------
 Effect of exchange rate changes               444        57        81
                                          --------  --------  --------
 Net increase (decrease) in cash and cash
  equivalents                               31,055     2,085   (24,466)
 Cash and cash equivalents at beginning
  of period                                 94,780   109,753   119,246
                                          --------  --------  --------
 Cash and cash equivalents at end of
  period                                  $125,835  $111,838   $94,780
                                          ========  ========  ========

 Supplemental disclosures of cash flow
  information:
  Cash paid during the period for income
   taxes                                       $31       $17       $32
                                          ========  ========  ========
 Supplemental disclosures of non-cash
  investing and financing activities:
  Payable for purchase of equipment and
   construction in progress                   $476    $1,384     $(242)
                                          ========  ========  ========
  Fair value of ordinary shares issued by
   Himax Technologies, Inc. in the
   acquisition of Wisepal Technologies,
   Inc.                                        $--   $45,031       $--
                                          ========  ========  ========
  Fair value of additional ordinary shares
   to be issued by Himax Technologies,
   Inc. pursuant to the contingent
   consideration provision in the
   acquisition of Wisepal Technologies,
   Inc.                                        $--       $--    $1,688
                                          ========  ========  ========

                      Himax Technologies, Inc.
        Unaudited Supplemental Data - Reconciliation Schedule
               (Amounts in Thousands of U.S. Dollars)

 Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:
                                                               Three
                                                               Months
                                             Three Months      Ended
                                            Ended March 31,   Dec. 31,
                                            2008      2007      2007
                                          --------  --------  --------
 Revenues                                 $231,588  $184,891  $267,100

 Gross profit                               58,639    36,061    65,845
 Add: Share-based compensation - Cost of
  revenues                                      28        25        17
 Gross profit excluding share-based
  compensation                              58,667    36,086    65,862
 Gross margin excluding share-based
  compensation                                25.3%     19.5%     24.7%

 Operating income                           31,665    16,760    42,368
 Add: Share-based compensation               2,374     1,519     1,559
 Operating income excluding share-based
  compensation                              34,039    18,279    43,927
 Add: Acquisition-related charges
           -Intangible assets amortization     529       187       461
           -In-process R&D write off            --       700        --
 Operating income excluding share-based
  compensation
 and acquisition-related charges            34,568    19,166    44,388
 Operating margin excluding share-based
  compensation and acquisition-related
  charges                                     14.9%     10.4%     16.6%
 Net income excluding share-based
  compensation and acquisition-related
  charges                                   37,040    20,425    47,982
 Net margin excluding share-based
  compensation and acquisition-related
  charges                                     16.0%     11.0%     18.0%

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
 *Operating margin excluding share-based compensation and
  acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
 *Net margin excluding share-based compensation and acquisition-related charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

 Diluted Earnings Per Share Excluding Share-based Compensation and
 Acquisition-Related Charges:
                                                        Three Months
                                                       Ended March 31,
                                                            2008
                                                       ---------------
 Diluted GAAP EPS                                           $0.18
 Add: Estimated share-based compensation per diluted
  share                                                     $0.01
 Add: Estimated acquisition-related charges per
  diluted share                                               $--

 Diluted non GAAP EPS excluding share-based
  compensation and acquisition-related charges              $0.19

 Numbers do not add up due to rounding

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-3393-0877 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jackson Ko
            +886-2-3393-0877 Ext. 22240
            jackson_ko@himax.com.tw
          Jessie Wang
            +886-2-3393-0877 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com